SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Conference Call Connection Details

4Q21 Conference Calls Monday, March 14, 2022 Live Webcast Access at www.voegol.com.br/ri

Presentations: The Company also made available on the investor relations website (above), three videos with the earnings presentation, the financial review and the answers to some preliminary questions. GOL suggests everyone watches the videos, as it will make brief remarks in the conference call, freeing up time to interact with participants.

In Portuguese	In English
1:30 p.m. (Brasilia time) 12:30 p.m. (New York time; US EDT)	12:00 p.m. (Brasilia time) 11:00 a.m. (New York time; US EDT)
Phone Number: +55 (11) 3181-8565	Phone: +1 (412) 317-6382
Code: GOL	Code: GOL
Replay: +55 (11) 3193-1012	Replay: +1 (412) 317-0088
Code: 2000720#	Code: 10158250

1	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

GOL Reports Fourth Quarter 2021 and Full Year Results

Highlights:

•	Best quarterly operating results since the outbreak of the pandemic due to focus on costs, achieving 36% adjusted EBITDA margin
•	Gross sales in 4Q21 exceeded 4Q19 as GOL reestablished flights between core markets in Brazil
•	Disciplined capacity management has protected liquidity
•	Load factor and aircraft utilization continued to improve, flight frequencies increased by 25% and market share grew in 4Q21
•	Fourth consecutive quarter of higher yields, with significant synergies from Smiles
•	Lowest short-term debt in four years; bolstered liquidity
•	Transition to MAX to drive cost efficiencies, equity value and lower carbon emissions

March 14, 2022 - São Paulo - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”) (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announced today its consolidated results for the fourth quarter of 2021 (4Q21) and the 2021 fiscal year, and outlined its continued initiatives in response to the recovery of demand for air travel in Brazil.

All information is presented in Brazilian reais (R$), according to both International Financial Reporting Standards (IFRS) and adjusted metrics and is made available to enable comparability of this quarter with the same period last year (4Q20). Adjusted metrics exclude expenses related to the portion of the non-operating fleet grounded during the period and are detailed in the table showing operating expenses.

“In 2021, aiming at ‘being the first for all’, we made significant progress across multiple measures of success, derived from our winning business model, a highly flexible and efficient fleet, and by providing a Customer experience that continues to build preference for our brand,” said Paulo Kakinoff, CEO. “What we achieved during the pandemic was made possible by the trust we received from our tireless and highly competent Team of Eagles, our Customers, our suppliers and our investors.”

“For 2022, we’ll maintain focus on the fleet transformation to the 737-MAX. We expect that by year’s end we will have 44 aircraft of this model in service, which will represent around 30% of the total fleet. As a result of this modernization process, we expect a reduction of approximately 8% in unit cost (CASK),” added Kakinoff.

4Q21 Earnings Summary

•      Revenue Passenger Kilometers (RPK) increased 16.6% over 4Q20, and reached 67.3% over 4Q19. RPK of Dec/21 was 74.3% of the Dec/19 figure;

•      Total Seat Kilometer Offered (ASK) grew by 14.5% compared to 4Q20, equivalent to 66.5% of 4Q19. ASK of Dec/21 was 74.5% of the Dec/19 ASK;

•      In the fourth quarter, GOL transported around 6.5 million Customers, up 26.1% compared to 4Q20, and equivalent to 67.9% of the same quarter of 2019. In December/21, 2.5 million Customers were transported, equivalent to 72.2% of the amount in December/19;

•      Average load factor reached 82.6%, up 1.5 p.p. over 4Q20. This higher load factor results from GOL’s efficient capacity management supported by proprietary data analytics tools;

•	Aircraft utilization reached 11.5 hours per day in 4Q21, a significant gain in productivity of 29.2% YoY;

•      Net Revenue was R$2.9 billion in 4Q21, 54.5% higher than in 4Q20 and the highest since the outbreak of the pandemic. Around 3.9% of that amount was generated by the cargo business (GOLLOG) and the frequent- flyer program (Smiles);

•      Revenue per Available Seat-Kilometer (RASK) reached R$33.15 cents, up by 34.9% over 4Q20 and 15.5% lower compared to the 4Q19;

•      Average yield per passenger reached R$38.58 in 4Q21, up by 40% YoY and 16.3% higher in relation to 4Q19, positively impacted by the Company’s optimized management of seat inventory after fully integrating Smiles in addition to key investments in technology and other IT systems;

•      Cost per Available Seat Kilometer (CASK) adjusted was R$23.43, an increase of 16.8% YoY, mainly driven by the CASK Fuel that increased 81.5%. The cost strictly linked to the operating fleet (CASK ex-fuel adjusted) reached R$11.92 in the period, a reduction of 13.1% over 4Q20;

•      Adjusted EBIT was R$856.6 million with margin reaching 29.3%, 11.0 p.p. higher than 4Q20 and 4.2 p.p. lower than 4Q19, as demand continued on its recovery trend;

2	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

•      Adjusted EBITDA reached R$1,052 million, equivalent to a 36.0% margin and 6.5p.p. above 4Q20, reflecting the Company’s success balancing supply and demand;

•      Net Loss was R$682.1 million, excluding currency and exchange rate variations, non-recurring net expenses, gains related to Exchangeable Notes and unrealized results from capped calls;

•      The net debt ratio (including 7x annual lease payments and excluding perpetual bonds) to adjusted LTM EBITDA was 9,7x at December 31, 2021; and

•      Cash generation was R$6.3 million/day in 4Q21, including operational inflows and outflows and lease payments. At the end of the quarter, including the financeable amounts of deposits and unencumbered assets, the Company’s potential sources of liquidity were approximately R$5.7 billion.

Management’s Comments on Results

GOL’s results reflect the social capital it has built up over two decades of collaboration with its Customers, Employees, suppliers and investors.

Demand and sales growth with focus on margins

GOL is fully committed to judiciously expanding its operations to meet the growing demand for air travel, while also controlling costs and achieving operational efficiencies. The Company’s consolidated gross sales increased to R$4.0 billion in 4Q21, up 1.1% when compared to the same period in 2019. Average daily sales totaled R$43.8 million, a 59.6% sequential increase compared to 3Q21 and 63.3% above the level in 4Q20.

GOL opened two new domestic destinations in 4Q21: Bonito/MS (BYO), the renowned national ecotourism destination, departing from Congonhas/SP (CGH); and Pelotas (PET), in the Rio Grande do Sul countryside, connecting from Guarulhos/SP (GRU). In November, the Company resumed operations in Montevideo (MVD), Punta Cana (PUJ) and Cancún (CUN). As of December, GOL restarted flights to Cabo-Frio (CFB), on the coast of Rio de Janeiro, and to international destinations Buenos Aires (AEP) in Argentina and Paramaribo (PBM) in Suriname.

“We met the ongoing and strong recovery in demand for travel in the quarter with our unshakable discipline managing capacity and yields that surpassed the levels of 2019. We had our best quarterly result since the pandemic outbreak, reaching a 36% adjusted margin EBITDA. Our load factor (82.6%) and aircraft utilization (11.5 block hours/day) improved 1.5 p.p. and 29.2%, respectively, in relation to 4Q20, while the number of daily flights increased from 403 to 492 during the quarter.” said Kakinoff.

Acceleration of the transition to a 737 MAX fleet and environmental sustainability

The Company is accelerating its transition to the 737 MAX which will comprise 30% of its total fleet by the end of 2022. GOL has secured financing of up to US$600 million to finance 100% of the acquisition of 12 new 737 MAX 8 aircraft (10 finance leases and two sale-leasebacks), and generate additional credit lines to support the redelivery of 737 NG aircraft.

“Accelerating our fleet transformation positions us more competitively for growth through greater flexibility in our capacity management and enables the expansion of routes and destinations, which will ensure we are highly efficient at meeting fluctuations in travel demand. The MAX is also a key component in our goal to reach carbon neutrality by 2050, as this aircraft consumes 15% less fuel, produces 16% fewer carbon emissions and 40% less noise, and has a greater flight range than the NG model,” highlighted Celso Ferrer, Vice President of Operations.

As a result of this acceleration, the Company revised its forecast of the costs associated with the redelivery of its 737-NGs. Considering current conditions and projections, GOL recorded a non-recurring provision without cash effect of R$1.6 billion in the quarter’s results, related to contractual returns of 737 NGs that will occur until 2026. The Company estimates that it will achieve a reduction in the average age of its fleet by more than three years and a reduction of around 8% in its unit costs. As a result of this acceleration in the modernization of the current fleet, GOL will need fewer contractual extensions, will have greater predictability in executing its 737 NG aircraft return schedule, and will have a gradual reduction in maintenance expenses in the coming years.

“We are in the advantageous position of being able to optimize our capital structure through diverse access to financing sources via export credit agencies, capital markets, finance and operating leases. We are enhancing the Company’s value for all stakeholders through the increased efficiencies that we will achieve,” said Richard Lark, CFO.

Liquidity and capital structure management

GOL’s liquidity reached R$3.7 billion at the end of 4Q21. After the R$1.2 billion short-term debt refinancing, announced last October, the Company’s short-term debt totaled R$635 million at the end of 2021, the lowest level in four years. GOL has no significant debt amortizations in the next twelve months, and has sufficient long-term financing for the acquisition of new 737 MAX aircraft, a key part of the fleet transformation plan.

3	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

“Although we had another challenging year, we fully honored our commitments to the global capital markets and amortized R$525 million in lease obligations, an amount 91.4% higher than in 4Q20, achieving the lowest leverage among our industry peers. Our key suppliers have continued to constructively work with us during this two-year period of highly constrained liquidity.” added Richard Lark.

Customer experience

GOL’s initiatives during 4Q21 strengthened its competitive advantages and improved its position as a trusted brand. The Company was the winner of Folha's Top of Mind award for the fifth consecutive year, that is, it was once again the airline most remembered by consumers in the survey conducted by the Folha de São Paulo newspaper.

On January 15, 2022, GOL celebrated its 21st anniversary. Since its founding, the Company has transported over 480 million passengers via more than 4.3 million flights within Brazil and to Latin America, the Caribbean and the United States. In its 21 years of operations, GOL helped democratize air transportation in Brazil and, through its efficient low-cost business model and timely strategic initiatives, become the leader in the domestic market.

“Our innovations since 2001 position GOL as the best company to travel on, work for and invest in. Today, with our innovative technological DNA, our low-cost model is leveraged and recognized as a benchmark in the industry,” commented Eduardo Bernardes, Vice President of Sales, Marketing and Clients.

Frequent-Flyer Program (Smiles)

Smiles’ gross revenue reached R$843 million in 4Q21, up 27.4% and 42.3% compared to 4Q19 and 4Q20, respectively. Frequent-flyer miles accumulated were 39.3 billion, an increase of 34.6% and 56.4% in comparison with 4Q19 and 4Q20, respectively, indicating the firm commitment of its partners and their growing engagement in the frequent-flyer program.

The long-term benefits resulting from the re-incorporation of Smiles, estimated at R$5 billion over the next 10 years, are already being captured by the Company. This includes unified dynamic yield and inventory management.

“Integrated revenue management has increased the volumes of Smiles’ redemptions. Since we realigned inventory management at the end of June, the average fare of our Customers redemptions has grown. This improved the redemption margin around 15%, and GOL’s consolidated margins by around 200 basis points,” commented Carla Fonseca, Vice President of Smiles.

ESG Initiatives

GOL has invested in many initiatives to reduce its environmental impact, with a focus on reducing greenhouse gas emissions. The Company was the first airline in Latin America to commit to net zero CO2 emissions by 2050. As a result, in October, GOL achieved the highest score in Exame Magazine’s ESG survey, standing out among its peers in the Transportation, Services and Logistics segment.

As part of its commitment to achieving environmental objectives, GOL launched another zero-carbon route between Bonito (MS) and Congonhas (CGH), partnering with Moss, as previously done on the Fernando de Noronha-Recife route. The Company also initiated its fleet transformation to the 737 MAX, which produces 16% less carbon compared to the 737-NG model.

In 2021, GOL flew over 33,000 flight hours with the 737 MAX, contributing to savings of 16.2 million liters of aviation kerosene and the reduction of more than 40.6 thousand tons of GHG emissions (greenhouse gases).

4	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Operational and Financial Indicators

Traffic Data – GOL (in millions)	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
RPK GOL – Total	7,281	6,242	16.6%	22,237	20,126	10.5%
RPK GOL – Domestic	7,164	6,242	14.8%	22,119	18,837	17.4%
RPK GOL – Foreign Market	117	0	NM	117	1,290	-90.9%
ASK GOL – Total	8,817	7,698	14.5%	27,129	25,142	7.9%
ASK GOL – Domestic	8,662	7,698	12.5%	26,974	23,358	15.5%
ASK GOL – Foreign Market	154	0	NM	154	1,784	-91.4%
GOL Load Factor – Total	82.6%	81.1%	1.5 p.p.	82.0%	80.0%	2.0 p.p.
GOL Load Factor – Domestic	82.7%	81.1%	1.6 p.p.	82.0%	80.6%	1.4 p.p.
GOL Load Factor – Foreign Market	76.0%	0.0%	NM	76.0%	72.3%	3.7 p.p.
Operating Data	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Revenue Passengers - Pax on Board ('000)	6,558	5,199	26.1%	18,966	16,776	13.1%
Aircraft Utilization (Block Hours/Day)	11.5	8.9	29.2%	10.1	9.6	5.2%
Departures	45,227	37,088	21.9%	133,902	124,528	7.5%
Total Seats (‘000)	7,892	6,525	21.0%	23,538	21,540	9.3%
Average Stage Length (km)	1,101	1,169	-5.8%	1,142	1,163	-1.8%
Fuel Consumption in the Period (mm liters)	249	217	14.7%	751	723	3.9%
Full-Time Employees (at period end)	13,969	13,899	0.5%	13,969	13,899	0.5%
Average Operating Fleet(5)	84	91	-7.7%	73	71	2.8%
On-Time Departures	86.51%	92.5%	-6.0 p.p.	92.8%	93.2%	-0.4 p.p.
Flight Completion	99.43%	99.2%	0.2 p.p.	99.0%	97.9%	1.1 p.p.
Passenger Complaints (per 1,000 pax)	1.11	0.56	98.2%	1.13	0.92	22.8%
Lost Baggage (per 1,000 pax)	2.38	2.07	15.0%	2.06	2.10	-1.9%
Financial Data	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Net YIELD (R$cents)	38.58	27.55	40.0%	30.94	28.74	7.7%
Net PRASK (R$cents)	31.86	22.34	42.6%	25.36	23.00	10.3%
Net RASK (R$cents)	33.15	24.57	34.9%	27.40	25.34	8.1%
CASK (R$cents)	52.99	28.71	84.7%	41.54	29.13	42.6%
Non-fuel CASK (R$cents)	41.45	21.27	94.8%	31.83	21.07	50.7%
CASK Ex-Non-Recurring Expenses and Idleness (R$cents)	34.21	26.44	29.4%	33.46	25.42	31.6%
CASK Ex-Fuel, Non-Recurring and Idleness (R$cents)	22.67	19.00	19.3%	23.76	17.36	36.9%
Recurring Adjusted CASK (cents R$)	23.43	20.06	16.8%	21.70	19.51	11.2%
Adjusted Recurring CASK Ex-Fuel (cents R$)	11.92	13.72	-13.1%	12.20	12.33	-1.1%
Breakeven Load Factor Ex-Non-Recurring Expenses	85.2%	87.2%	-2.0 p.p.	100.1%	80.3%	19.8 p.p.
Average Exchange Rate(1)	5.5827	5.3921	3.5%	5.3950	5.1551	4.7%
End of Period Exchange Rate(1)	5.5805	5.1967	7.4%	5.5805	5.1967	7.4%
WTI (Average per Barrel, US$)(2)	77.19	41.44	86.3%	67.91	39.13	73.5%
Price per Liter Fuel (R$)(3)	4.17	2.32	79.7%	3.51	2.55	37.6%
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.58	0.31	87.1%	0.49	0.29	69.0%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Does not include non-recurring maintenance costs related to fleet transformation. (5) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the information in the quarterly financials due to rounding. (6) Considers expenses strictly related to current operating levels.

Domestic Market

Domestic market demand was 7,164 million RPK, up by 14.8%, while supply grew by 12.5% over 4Q20, and the load factor reached 82.7% in the quarter. The Company transported 6.5 million Customers in 4Q21, up by 26.1% YoY.

International Market

GOL's international supply in ASK reached 154 million and demand in RPK reached 117 million. The Company's load factor in 4Q21 reached 76%. In the quarter, the Company transported 39,000 passengers in the international market.

Volume of Departures and Total Seats

The total volume of the Company’s take-offs was 45,227, up by 21.9% over 4Q20. The total number of seats available to the market was 7.9 million in the fourth quarter of 2021, up by 21% over 2Q 2020.

PRASK, Yield and RASK

Net PRASK grew by 42.6% in 4Q21 vs. 4Q20, reaching 31.86 cents (R$). GOL’s net RASK reached 33.15 cents (R$) in 4Q21, up by 34.9% over 4Q20. Net yield grew by 40% vs. 4Q20, and grew by 29.5% vs. 3Q21, reaching 38.58 cents (R$).

5	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Income Statement

Income Statements in IFRS (R$MM)	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Net Operating Revenue	2,922.3	1,891.3	54.5%	7,433.4	6,371.8	16.7%
Passenger Transportation	2,808.9	1,719.7	63.3%	6,880.1	5,783.3	19.0%
Cargo and Others	113.5	171.7	-33.9%	553.2	588.5	-6.0%
Operating Costs and Expenses	(4,671.7)	(2,210.1)	111.4%	(11,268.0)	(7,323.1)	53.9%
Personnel	(595.2)	(490.3)	21.4%	(2,033.7)	(1,604.3)	26.8%
Personnel - Operations	(373.3)	(307.0)	21.6%	(1,275.5)	(1,018.4)	25.2%
Personnel - Others	(221.9)	(183.3)	21.1%	(758.2)	(585.9)	29.4%
Aviation Fuel	(1,017.1)	(572.5)	77.7%	(2,631.9)	(2,025.7)	29.9%
ICMS Tax on Fuel	(293.0)	(59.0)	NM	(510.3)	(196.6)	159.6%
Fuel (ex-ICMS)	(724.0)	(513.5)	41.0%	(2,121.6)	(1,829.1)	16.0%
Landing Fees	(151.6)	(119.4)	27.0%	(456.0)	(411.1)	10.9%
Passenger Costs	(179.0)	(125.3)	42.9%	(549.5)	(390.0)	40.9%
Services	(340.4)	(206.9)	64.5%	(915.4)	(723.2)	26.6%
Sales and Marketing	(174.7)	(102.7)	70.1%	(406.6)	(324.2)	25.4%
Maintenance, Material and Repairs	(1,712.9)	(55.0)	NM	(2,200.7)	(335.9)	NM
Depreciation and amortization	(342.6)	(276.9)	23.7%	(1,096.4)	(1,105.1)	-0.8%
Others	(158.3)	(261.1)	-39.4%	(977.8)	(403.6)	142.3%
Idleness - Depreciation	(39.5)	(149.8)	-73.6%	(239.3)	(765.5)	-68.7%
Idleness - Personnel	-	(0.4)	NM	(0.4)	(161.2)	-99.8%
Other Revenues (Expenses)	(118.7)	(110.9)	7.0%	(738.2)	523.0	NM
Equity Income	-	(0.4)	NM	-	(0.4)	NM
Operating Income (Expenses) (EBIT)	(1,749.4)	(319.2)	NM	(3,834.6)	(951.7)	302.9%
Operating Margin	-59.9%	-16.9%	-43.0 p.p.	-51.6%	-14.9%	-36.7 p.p.
Other Financial Revenues (Expenses)	(1,092.1)	401.7	NM	(3,541.6)	(4,865.4)	-27.2%
Interest on Loans and Financing	(482.2)	(498.0)	-3.2%	(1,834.7)	(1,525.1)	20.3%
Gains from Short-Term Investments	18.4	6.8	170.6%	48.8	117.6	-58.5%
Exchange Rate and Cash Changes(1)	(487.9)	455.6	NM	(1,588.1)	(3,023.5)	-47.5%
Net Income (Loss) from Derivatives	(0.8)	(7.0)	-88.6%	(1.5)	(368.4)	-99.6%
Income (Expenses) from ESN and Capped Calls	16.3	598.2	-97.3%	200.3	300.9	-33.4%
Other Revenues (Expenses), Net	(156.0)	(153.9)	1.4%	(366.4)	(366.9)	-0.1%
Income (Loss) before Income Tax/Social Contribution	(2,841.5)	82.5	NM	(7,376.2)	(5,817.2)	26.8%
Net Margin before Taxes	-97.2%	4.4%	NM	-99.2%	-91.3%	-7.9 p.p.
Income Tax	32.1	(23.1)	NM	192.4	(78.0)	NM
Current Income Tax	0.1	(17.6)	NM	(48.9)	(95.5)	-48.8%
Deferred Income Tax	32.1	(5.5)	NM	241.3	17.6	NM
Net Income (Loss)	(2,809.3)	16.9	NM	(7,221.5)	(5,988.0)	20.6%
Net Margin	-96.1%	0.9%	NM	-97.1%	-94.0%	-3.1 p.p.
Earnings Per Share (EPS) in R$	(7.09)	0.05	NM	(18.23)	(16.83)	8.3%
Weighted Average Number of Shares (Million)(5)	396.2	355.8	11.4%	396.2	355.8	11.4%
Earnings Per Share in US$	(2.54)	0.02	NM	(6.76)	(6.53)	3.5%
Weighted Average Number of ADSs (Million)(5)	198.1	177.9	11.4%	198.1	177.9	11.4%
Earnings Per Share (EPS) in R$(7)	-	-	NM	-	-	NM
Weighted Average Number of Shares (Million)(6)	433.2	393.4	10.1%	433.2	393.4	10.1%
Earnings Per ADS in US$(7)	-	-	NM	-	-	NM
Weighted Average Number of ADSs (Million)(6)	216.6	196.7	10.1%	216.6	196.7	10.1%
Recurring (R$MM)	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Net Income (Loss)	(2,809.3)	59.4	NM	(7,183.8)	(5,895.1)	21.9%
Financial Expenses	1,092.1	(401.7)	NM	3,541.6	4,865.4	-27.2%
Expenses with Income Taxes	(32.1)	23.1	NM	(192.4)	78.0	NM
Depreciation and amortization	342.6	276.9	23.7%	1,096.4	1,105.1	-0.8%
Non-Recurring Expenses	1,655.6	175.1	NM	2,190.5	933.0	134.8%
Recurring EBITDA Ex-Idleness(3	248.8	132.9	87.2%	(547.6)	1,086.4	NM
Recurring EBITA Margin and Ex-Idleness(3	8.5%	7.0%	1.5 p.p.	-7.4%	17.1%	NM
Adjusted EBITDA(8)	1,052.1	558.5	88.4%	2,093.0	2,469.0	-15.2%
Adjusted EBITDA Margin(8)	36.0%	29.5%	6.5 p.p.	28.2%	38.7%	-10.5 p.p.
Recurring EBIT Ex-Idleness(3	(93.7)	(144.1)	-35.0%	(1,644.0)	(18.7)	NM
Recurring EBITDA Margin(3	-3.2%	-7.6%	4.4 p.p.	-22.1%	-0.3%	-21.8 p.p.
Adjusted EBIT(8)	856.6	346.9	146.9%	1,546.6	1,554.2	-0.5%
Adjusted EBIT Margin(8)	29.3%	18.3%	11.0 p.p.	20.8%	24.4%	-3.6 p.p.
Recurring EBIT Ex-Idleness (2) (3) (4)	(714.3)	(796.3)	-10.3%	(3,797.8)	(2,156.3)	76.1%
Recurring EBIT Margin (2) (3) (4)	-24.4%	-42.1%	17.7 p.p.	-51.1%	-33.8%	-17.3 p.p.
Recurring Net Income Ex-Idleness	(682.1)	(861.9)	-20.9%	(3,643.1)	(2,327.1)	56.6%
Recurring Net Income Margin	-23.3%	-45.6%	22.3 p.p.	-49.0%	-36.5%	-12.5 p.p.
Diluted Earnings Per Share (EPS) in R$(2) (3) (4) (6) (7)	-	-	NM	-	-	NM
Diluted Earnings Per ADS in US$(2) (3) (4) (6) (7)	-	-	NM	-	-	NM

(1)  The difference between the balance presented and the balance disclosed in the quarterly information – ITR for the period ended September 31, 2021 is allocated to the income (loss) from ESN and capped calls. (2) Excludes unrealized mark-to-market gains and losses from ESN/Capped Calls and foreign exchange gains and losses on debt. (3) Excludes non-recurring net expenses (revenues) related to fleet idleness. (4) Excludes exchange rate and cash changes, net. (5) Excludes effects from options and warrants related to ESNs. (6) Includes effects from options and warrants related to ESNs. (7) Not applicable, there is no provision for loss dilution in international accounting standards (IFRS). (8) Considers expenses strictly related to current operating levels.

6	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Net Revenue

The quarter’s Net Operating Revenue reached R$2.9 billion, up by 54.5% over 4Q20. Revenues from Cargo Transportation fell by 33.9%.

Operating Expenses

Adjusted CASK reached 23.43 cents (R$), up by 16.8% on a nominal basis compared to 4Q20 Adjusted CASK. In US dollar terms, the adjusted CASK increased by 12.8% in the same period of comparison.

The breakdown of the Company's operating costs and expenses is presented below, with the “adjusted” metrics excluding expenses related to 26% of the fleet, which was grounded in this quarter:

Operating Expenses (R$MM)	4Q21	4Q21 Adjusted	4Q20 Adjusted	% Chg.	FY21	FY21 Adjusted	FY20 Adjusted	% Chg.
Personnel	(595.2)	(332.5)	(349.5)	-4.9%	(2,033.7)	(1,129.3)	(1,172.9)	-3.7%
Personnel - Operations	(373.3)	(208.6)	(218.9)	-4.7%	(1,275.5)	(708.3)	(819.2)	-13.5%
Personnel - Others	(221.9)	(124.0)	(130.6)	-5.1%	(758.2)	(421.0)	(353.6)	19.1%
Aviation Fuel	(1,017.1)	(1,014.6)	(488.1)	107.9%	(2,631.9)	(2,577.8)	(1,805.7)	42.8%
ICMS Tax on Fuel	(293.0)	(292.3)	(59.0)	NM	(510.3)	(509.6)	(187.0)	172.5%
Fuel (ex-ICMS)	(724.0)	(722.3)	(429.1)	68.3%	(2,121.6)	(2,068.2)	(1,618.6)	27.8%
Landing Fees	(151.6)	(152.4)	(119.0)	28.1%	(456.0)	(460.0)	(410.2)	12.1%
Passenger Costs	(179.0)	(130.2)	(105.6)	23.3%	(549.5)	(408.4)	(357.7)	14.2%
Services	(340.4)	(44.9)	(86.1)	-47.9%	(915.4)	(148.9)	(325.1)	-54.2%
Sales and Marketing	(174.7)	(8.5)	(24.0)	-64.6%	(406.6)	(31.4)	(153.7)	-79.6%
Maintenance, Material and Repairs	(1,712.9)	(95.4)	(36.6)	160.7%	(2,200.7)	(237.7)	(195.6)	21.5%
Depreciation and Amortization	(342.6)	(195.6)	(211.6)	-7.6%	(1,096.4)	(546.5)	(914.8)	-40.3%
Other Expenses	(158.3)	(91.8)	(123.9)	-25.9%	(977.8)	(346.8)	430.9	NM
Idleness - Depreciation	(39.5)	-	-	NM	(239.3)	-	-	NM
Idleness - Personnel	-	-	-	NM	(0.4)	-	-	NM
Other Revenues (Expenses)	(118.7)	(91.8)	(123.9)	-25.9%	(738.2)	(346.8)	430.9	NM
Total Operating Expenses	(4,671.7)	(2,065.8)	(1,544.5)	33.8%	(11,268.0)	(5,886.8)	(4,904.8)	20.0%
Operating Expenses Ex-Fuel	(3,654.7)	(1,051.2)	(1,056.4)	-0.5%	(8,636.1)	(3,309.0)	(3,099.2)	6.8%
Non-Recurring Expenses	(1,655.6)	-	-	NM	(2,190.5)	-		NM
Operating Expenses per ASK	4Q21	4Q21 Adjusted	4Q20 Adjusted	% Chg.	FY21	FY21 Adjusted	FY20 Adjusted	% Chg.
Personnel	(6.75)	(3.77)	(4.54)	-17.0%	(7.50)	(4.16)	(4.66)	-10.7%
Personnel - Operations	(4.23)	(2.37)	(2.84)	-16.5%	(4.70)	(2.61)	(3.26)	-19.9%
Personnel - Others	(2.52)	(1.41)	(1.70)	-17.1%	(2.79)	(1.55)	(1.41)	9.9%
Aviation Fuel	(11.54)	(11.51)	(6.34)	81.5%	(9.70)	(9.50)	(7.18)	32.3%
ICMS Tax on Fuel	(3.32)	(3.32)	(0.77)	331.2%	(1.88)	(1.88)	(0.74)	154.1%
Fuel (ex-ICMS)	(8.21)	(8.19)	(5.57)	47.0%	(7.82)	(7.62)	(6.44)	18.3%
Landing Fees	(1.72)	(1.73)	(1.55)	11.6%	(1.68)	(1.70)	(1.63)	4.3%
Passenger Costs	(2.03)	(1.48)	(1.37)	8.0%	(2.03)	(1.51)	(1.42)	6.3%
Services	(3.86)	(0.51)	(1.12)	-54.5%	(3.37)	(0.55)	(1.29)	-57.4%
Sales and Marketing	(1.98)	(0.10)	(0.31)	-67.7%	(1.50)	(0.12)	(0.61)	-80.3%
Maintenance, Material and Repairs	(19.43)	(1.08)	(0.47)	129.8%	(8.11)	(0.88)	(0.78)	12.8%
Depreciation and Amortization	(3.89)	(2.22)	(2.75)	-19.3%	(4.04)	(2.01)	(3.64)	-44.8%
Other Operating Expenses	(1.80)	(1.04)	(1.61)	-35.4%	(3.60)	(1.28)	1.71	NM
Idleness - Depreciation	(0.45)	-	-	NM	(0.88)	-	-	NM
Idleness - Personnel	-	-	-	NM	(0.00)	-	-	NM
Other Revenues (Expenses)	(1.35)	(1.04)	(1.61)	-35.4%	(2.72)	(1.28)	1.71	NM
CASK (R$cents)	(52.99)	-	-	NM	(41.54)	-	-	NM
Recurring CASK(1)	(34.21)	-	-	NM	(33.46)	-	-	NM
Recurring CASK Ex-Fuel(1)	(22.67)	-	-	NM	(23.76)	-	-	NM
Recurring Operating CASK(2)	-	(23.43)	(20.06)	16.8%	-	(21.70)	(19.51)	11.2%
CASK Ex-Recurring	-	(11.92)	(13.72)	-13.1%	-	(12.20)	(12.33)	-1.1%
(1)	Excludes non-recurring results and expenses related to fleet idleness. (2) Considers expenses strictly related to current operating levels.

Personnel expenses per ASK: lower by 17%, mainly due to the ASKs generation growing by 14.5%.

Aviation fuel per ASK: Increase of 81.5%, mainly due to higher average aviation fuel prices, which increased by 79.7%.

Landing fees per ASK: Up by 11.6%, mainly due to the inflation transference that adjust concessionaire prices charged.

7	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Passenger costs per ASK: Increase of 8%, due mainly to higher expenses with ramp services associated to the 21.9% increase in departures and 26.1% gain in passengers compared to 4Q20, partially offset by the 14.5% increase in ASKs.

Services provided per ASK: Lower by 54.5% over 4Q20, due mainly to higher expenses associated with passenger accommodation in 4Q21, higher ASK generation, lower consultancy costs and the 3.5% depreciation of the real against the dollar.

Sales and marketing per ASK: Lower by 67.7%, due mainly to higher ASK generation, but partially offset by higher sales in the period.

Maintenance materials and repairs per ASK: Higher by 129.8% compared to 4Q20, mainly as a result of the investment needed to return idle aircraft and engines to operation, in addition to the 3.5% depreciation of the real against the dollar.

Depreciation and amortization per ASK: Depreciation and amortization expenses decreased by 19.3% over 4Q20, due to increase in ASKs.

Other Revenues and Expenses per ASK: Expenses fell by 35.4% compared to 4Q20, resulting from the higher cost dilution due to a higher ASK volume.

Operating Result

Adjusted EBIT reached R$856.6 million in the quarter. The operating margin reached 29.3%. On a per available seat kilometer basis, adjusted EBIT reached 9.72 cents (R$).

Adjusted EBITDA totaled R$1,052.1 million in the period. The EBITDA margin reached 36.0%. Adjusted EBITDA per available seat kilometer reached 11.93 cents (R$).

EBIT and EBITDA Reconciliation (R$MM)*	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Recurring Net Income (Expenses) Before Minority Shareholders	(1,153.7)	234.5	NM	(4,993.3)	(4,962.2)	0.6%
(-) Income Tax	(32.1)	23.1	NM	(192.4)	78.0	NM
(-) Net Financial Result	1,092.1	(401.7)	NM	3,541.6	4,865.4	-27.2%
EBIT	(93.7)	(144.1)	-35.0%	(1,644.0)	(18.8)	NM
EBIT Margin	-3.2%	-7.6%	4.4 p.p.	-22.1%	-0.3%	-21.8 p.p.
(-) Depreciation and amortization	342.6	276.9	23.7%	1,096.4	1,105.1	-0.8%
EBITDA	248.8	132.8	87.3%	(547.6)	1,086.3	NM
EBIT Margin	8.5%	7.0%	1.5 p.p.	-7.4%	17.0%	NM
Adjusted EBIT	856.6	346.9	146.9%	1,546.6	1,554.2	-0.5%
Adjusted EBIT Margin	29.3%	18.3%	11.0 p.p.	20.8%	24.4%	-3.6 p.p.
Adjusted EBITDA	1,052.1	558.5	88.4%	2,093.0	2,469.0	-15.2%
Adjusted EBITDA Margin	36.0%	29.5%	6.5 p.p.	28.2%	38.7%	-10.5 p.p.
EBITDA Calculation (R$cents/ASK)	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Net Revenue	33.15	24.57	34.6%	27.40	25.34	8.3%
Recurring Operating Costs and Expenses	(34.21)	(26.43)	29.5%	(33.46)	(25.42)	31.9%
EBIT	(1.06)	(1.87)	-42.1%	(6.06)	(0.07)	NM
Depreciation and amortization	(3.89)	(3.60)	8.3%	(4.04)	(4.40)	-9.1%
EBITDA	2.82	1.73	64.7%	(2.02)	4.32	NM
Adjusted EBIT	9.72	4.51	115.6%	5.70	6.18	-8.1%
Adjusted EBITDA	11.93	7.25	63.0%	7.72	9.82	-21.4%

(1) Excludes non-recurring income (expenses) and expenses related to fleet idleness. *Under CVM Instruction 527, the Company presents the EBIT and EBITDA reconciliation, with: EBIT = net income (expenses) (+) income taxes and social contributions (+) net financial income (expenses); and EBITDA = net income (expenses) (+) income taxes and social contributions (+) net financial income (expenses) (+) depreciation and amortization. Certain calculations in the report may not match with the information in the quarterly financials due to rounding. (2) Considers expenses strictly related to current operating levels.

Income (Expenses) from Hedging Operations

The Company uses hedge accounting for the purposes of accounting for some of its derivative instruments. In 4Q21, GOL recognized a net loss totaling R$49.8 million from its hedging operations, with R$38.8 million in losses recorded in financial income and R$11.0 million in losses in the operating income.

Oil: The Company recognized a net loss totaling R$1.7 million from its hedging operations, with R$2.5 million in losses in the operating income (expenses), reduced by the gain of R$0.8 million recorded in the financial income (expenses).

Interest: Swap operations to hedge the cash flow of future leases, with installments exposed to Libor rate volatility until the aircraft is received, resulting in a loss totaling R$1.6 million in financial income (expenses) in 4Q21.

Foreign exchange rate: The Company did not recognize gains or losses from foreign exchange hedge derivative operations in 4Q21.

8	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Income Tax

Income tax expense and social contribution in the quarter totaled R$32.1 million, compared to R$23.1 million in 4Q20.

During 4Q21, the Company constituted an amount of approximately R$240 million of deferred asset credits arising from temporary differences and negative tax loss base resulting from the conclusion of the merger of Smiles S.A. with GLA. The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of annual tax profits, with no prescription period, totaling R$12.1 billion, and not recorded in the Company's balance sheet.

Smiles Frequent-Flyer Program

The Company closed 4Q21 with a 5% growth in total Smiles customers, reaching 19 million participants. Smiles total revenue reached R$843 million, up sequentially by 35% over 3Q21 and 52% over 4Q20. The volume of miles accumulated in the period grew 25% compared to 3Q21, mainly driven by the accumulation of miles from banks, retail and services.

Net Income and Earnings per Share

In 4Q21, the Company’s net profit reached R$2.8 billion in the period (R$682.1 million excluding losses from net exchange rate change totaling R$488 million, non-recurring net expenses totaling R$1,656 million, and gains from exchange variation totaling R$16.3 million from income (expenses) from Exchangeable Notes and capped calls).

This compares to a loss totaling R$16.8 million (R$8611.9 losses excluding non-recurring losses totaling R$3175.1 million, exchange rate and cash change totaling R$455.6 million and Exchangeable Notes and capped calls totaling R$598.2 million) in 4Q20.

Net Income (Expenses) (R$MM)	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Net Profit (Loss)	(2,809.3)	16.8	NM	(7,221.5)	(5,988.1)	20.6%
(-) Income (Expenses) from ESN and Capped Calls	(16.3)	(598.2)	-97.3%	(200.3)	(300.9)	-33.4%
(-) Exchange Rate Changes, Net(1)	487.9	(455.6)	NM	1,588.1	3,023.5	-47.5%
(-) Non-Recurring Expenses and Income, Net	1,655.6	175.1	NM	2,190.5	933.0	134.8%
Net Income (Loss) for the Period	(682.1)	(861.9)	-20.9%	(3,643.1)	(2,327.3)	56.5%
Earnings Per Share and Per ADS	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Weighted Average Number of Shares(2)	396.2	355.8	11.4%	396.2	355.8	11.4%
Weighted Average Number of ADS(3)	198.1	177.9	11.4%	198.1	177.9	11.4%
Basic Net Earnings (Loss) per Share in R$	(7.09)	0.05	NM	(18.23)	(16.83)	8.3%
Basic Net Earnings (Loss) per ADS in US$	(2.54)	0.02	NM	(6.76)	(6.53)	3.5%
Basic Recurring Net Earnings (Loss) per Share in R$(4)	(1.72)	(2.42)	-28.9%	(9.20)	(6.54)	40.7%
Basic Recurring Net Earnings (Loss) per ADS in US$(4)	(0.62)	(0.90)	-31.1%	(3.41)	(2.54)	34.3%
Diluted Earnings per Share and per ADS	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Diluted Weighted Average Number of Shares(2)	433.2	393.4	10.1%	433.2	393.4	10.1%
Diluted Weighted Average Number of ADS(3)	216.6	196.7	10.1%	216.6	196.7	10.1%
Diluted Earnings (Loss) per Share in R$(5)	-	-	NM	-	-	NM
Earnings (Loss) Diluted per ADS in US$(5)	-	-	NM	-	-	NM

(1) The difference between the balance presented and the balance disclosed in the quarterly earnings release (ITR) for the period ended June 30, 2021 is allocated to the income (loss) from ESN and capped calls. (2) Considers the ratio of 35 common shares per preferred share. The number of diluted shares used in the calculation was 433.1 million in 2Q21, including the additional effects of converting ESNs into shares. (3) Considers the ratio of 2 preferred shares per ADS. (4) Earnings per share excludes income (expenses) from (i) net exchange rate change; (ii) Exchangeable and capped calls; and (iii) non-recurring. (5) Not applicable, there is no provision for loss dilution in international accounting standards (IFRS).

Cash Flow

As of December 31, 2021, total liquidity (cash and cash equivalents, investments, restricted cash, deposits and accounts receivable and securities) was R$1,7 billion, down by R$866 million over December 31, 2020.

Operating activities generated R$1.1 billion in 4Q21, against an operating cash generation totaling R$657 million in 4Q20, indicating the Company's improved profitability even in a quarter of working capital consumption due to the growth in the volume of operations, mainly due to the higher volume of future sales (forward bookings).

Investing activities consumed R$277 million (net) in the quarter, mainly due to capex expenditures in the period to balance parts inventories and engine maintenance to increase the operational fleet.

Financing activities in 4Q21 consumed R$1.1 billion, being R$525 million related to lease payments and the remainder of short-term debt amortization.

9	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Summarized Consolidated Cash Flow (R$MM)	4Q21	4Q20	% Chg.	4Q21	% Chg.
Net Income (Loss) for the Period	(2,809.3)	59.4	NM	(2,526.7)	11.2%
Non-Cash Items Adjustment	1,056.6	48.9	NM	4,754.9	-77.8%
Net Profit (Loss) After Non-Cash Items Adjustment	(1,752.7)	108.3	NM	2,228.2	NM
Net Cash for (Used in) Operating Activities	675.4	656.6	2.9%	781.4	-13.6%
Net Cash Used in Investing Activities	(276.8)	(78.9)	250.8%	(512.7)	-46.0%
Net Cash Flow	398.5	577.8	-31.0%	268.7	48.3%
Net Cash from (Used in) Financing Activities	(768.2)	(243.6)	215.4%	(2.9)	NM
Net Increase (Decrease) in Liquidity(1)	(369.7)	334.1	NM	265.8	NM
Total Liquidity at the Beginning of the Period	2,080.3	2,242.3	-7.2%	1,814.5	14.6%
Accounts Receivable at the Beginning of the Period	638.9	790.9	-19.2%	717.4	-10.9%
Accounts Receivable at the End of the Period	850.7	739.7	15.0%	638.9	33.2%
Total Liquidity at the End of the Period	1,710.6	2,576.5	-33.6%	2,080.3	-17.8%
(1)	Includes cash balances, cash equivalents, investments, restricted cash, accounts receivable and securities and amounts receivable.

Liquidity and Indebtedness

As of December 31, 2021, total liquidity (cash and cash equivalents, investments, restricted cash, deposits and accounts receivable and securities) totaled R$3.7 billion.

As of December 31, 2021, the Company’s total loans and financing reached R$22.6 billion (including leases), stable when compared to 3Q21, including R$765 million of debt amortization, comprised of R$240 million in financial debt and R$525 million in aircraft lease debt.

The adjusted net debt to the LTM EBITDA ratio reached 9,7x on December 31, 2021. The average maturity of the Company's long-term debt in 4Q21, excluding aircraft leases and perpetual notes, is 3.4 years. The average debt rate in Reais increased to 14.0%, and on debt in U.S. Dollars, excluding aircraft leases and perpetual notes, increased to 6.6%.

Liquidity (R$MM)	4Q21	4Q20	Chg.	3Q21	Chg.
Cash, Short-Term Investments and Restricted Cash	859.9	1,836.8	-53.2%	1,441.5	-40.3%
Trade Receivables	850.7	739.7	15.0%	638.9	33.2%
Total Liquidity	1,710.6	2,576.5	-33.6%	2,080.3	-17.8%
Total Liquidity as a % of LTM Net Revenue	23.0%	40.4%	-17.4 p.p.	32.5%	-9.5 p.p.
Debt (R$MM)	4Q21	4Q20	Chg.	3Q21	Chg.
Bank Loans	58.0	741.0	-92.2%	184.0	-68.5%
Aircraft and Engines Financing and Maintenance	655.7	1,513.9	-56.7%	1,289.4	-49.1%
Leases (IFRS 16)	10,763.0	7,567.9	42.2%	9,066.1	18.7%
Bonds	8,321.5	4,981.6	67.0%	7,566.5	10.0%
Exchangeable Notes	1,988.2	1,934.8	2.8%	1,904.3	4.4%
Perpetual Notes	876.6	805.7	8.8%	854.4	2.6%
Total Loans and Financing (IFRS 16)	22,663.0	17,544.9	29.2%	20,864.8	8.6%
Short-Term Debt	2,692.3	3,654.0	-26.3%	3,953.1	-31.9%
Debt - Dollar (US$)	448.9	565.9	-20.7%	580.9	-22.7%
Debt - Domestic Currency (BRL)	187.2	713.1	-73.7%	793.6	-76.4%
Long-Term Debt	19,970.7	13,890.9	43.8%	16,911.6	18.1%
Debt - Dollar (US$)	3,386.3	2,638.7	28.3%	3,105.3	9.0%
Debt - Domestic Currency (BRL)	1,073.6	178.4	NM	20.9	NM
Debt and Leverage (1) (R$MM)	4Q21	4Q20	Chg.	3Q21	Chg.
Gross Debt Ex-Perpetual Notes (R$MM)	21,168.5	16,582.2	27.7%	19,331.6	9.5%
Total Cash (R$MM)	859.9	1,836.8	-53.2%	1,441.5	-40.3%
Adjusted Net Debt (R$MM)	20,308.6	14,745.4	37.7%	17,890.1	13.5%
% of Gross Debt in Foreign Currency	94.7%	96.4%	-1.7 p.p.	97.0%	-2.3 p.p.
% of Short-Term Debt	11.9%	20.8%	-8.9 p.p.	18.9%	-7.0 p.p.
% of Long-Term Debt	88.1%	79.2%	8.9 p.p.	81.1%	7.0 p.p.
Total Loans and Financing	22,045.1	17,387.9	26.8%	20,186.0	9.2%
- Perpetual Notes	876.6	805.7	8.8%	854.4	2.6%
- Total Cash	859.9	1,836.8	-53.2%	1,441.5	-40.3%
= Net Debt (Ex-Perpetual Bonds)	20,308.6	14,745.5	37.7%	17,890.1	13.5%
EBITDA LTM	0.0	153.3	NM	-1,373.6	NM
Operating EBITDA LTM	2,093.0	2,381.8	-12.1%	1,599.4	30.9%
Adjusted Net Debt / LTM EBITDA	9.7x	6.2x	+3.5x	11.2x	-1.5x
Adjusted Gross Debt / LTM EBITDA	10.1x	7.0x	+3.2x	12.1x	-2.0x
(1)	Excluding perpetual notes and considering 7 times lease payments. (2) Excluding non-operating expenses and depreciation.

10	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Financial Debt Amortization Schedule (in million)1

1-       In the issuance/contracting currency.

2-      Excluded perpetual notes.

Fleet

At the end of 4Q21, GOL's total fleet comprised 135 Boeing 737 aircraft, of which 112 are NGs and 23 are MAXs. In 4Q20, the Company had 127 aircraft, seven of which were the MAX (not operating). The average age of the Company's fleet was 10.7 years at the end of 4Q21. GOL’s entire fleet is made of narrow-body aircraft financed through operating leases.

Total Fleet at the End of Period	4Q21	4Q20	Chg.	3Q21	Chg.
Boeing 737	135	127	8	129	6
737-700 NG	23	23	0	23	0
737-800 NG	89	97	-8	91	-2
737 MAX 8	23	7	16	15	8

On December 31, 2021, GOL had 102 firm orders to acquire Boeing 737 MAX aircraft, of which 80 are for 737 MAX-8s and 22 are for 737 MAX-10s.

Fleet Plan	FY2021	FY2022	FY2023	>FY2024	Total
Operating Fleet (End of the Year)	97	122
Aircraft Commitments* (R$million)	452.8	2,592.8	3,853.3	21,117.6	28,016.5

Recently, GOL signed agreements to acquire 26 additional Boeing 737 MAX-8 aircraft.These 26 B 737 MAX 8 aircraft will replace B 737-800 NGs. The Company currently operates 23 737 MAX aircraft and has returned 16 B737 NGs in the past 18 months. Due to the new agreements, by the end of 2022, GOL will have 44 737 MAX aircraft (approximately 32% of the total fleet). With current purchase commitments for the 737 MAX, GOL expects to have a 50% MAX fleet by 2025.

11	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Outlook

GOL is updating its financial forecasts in light of the expected approximate 30% increase in Brazilian jet fuel prices since the beginning of the year. For 2022, the Company will maintain its focus on the fleet transformation and expects that by year’ end it will have 44 aircraft 737-MAXs in service, which will represent around 30% of the total fleet. As a result of this modernization process, GOL expects a reduction of approximately 8% in its unit cost (CASK).

To help investors and analysts understand how GOL addresses its near-term planning, the Company shares the following indicators:

Financial Outlook	2Q22E Previous	2022E Updated
Total fleet (average)	135 - 140	130 - 140
Total operational fleet (average)	105 - 110	100 – 105
ASKs, System (% change yoy)	70 - 80%	65 - 75%
Seats, System (% change)	80 - 90%	65 - 75%
Departures, System (% change)	80 - 90%	65 - 75%
Average load factor (%)	~82%	~82%
Ancillary revenues. net1 (R$bn)	~0.8	~0.8
Total net revenues (R$ billion)	~14.0	~13.7
Non-fuel CASK2 (US$ cents)	~3.3	~3.3
Fuel liters consumed (mm)	~1,295	~1.200
Gross Global Scope 1 emissions (000 m t CO2)	~3,289	~3.060
Total Fuel Consumed (1.000 liters per RPK)	~34.6	~34.6
GHG Emissions/Flight Hour (t CO2)	~8.4	~8.4
Fuel price (R$/liter)	~3.8	~4.3
EBITDA margin² (%)	~25%	~24%
EBIT margin² (%)	~11%	~10%
Net financial expense3 (R$bn)	~1.8	~1.8
Pre-tax margin3 (%)	~1%	~0%
Effective income tax rate (%)	~11%	~0%
Capex, net4 (R$ mm)	~700	~700
MAX Aircraft Acquisitions (R$mm)	~1,100	~1.100
Aircraft Debt (7x Annual Acft Lease Payments) (US$bn)	~3.3	~3.3
Financial Debt (US$bn)	~2.1	~2.1
Net Debt5 / EBITDA2 (x)	~7x	~8x
Fully-diluted shares out6 (mm)	~435	~435
EPS, fully diluted (R$)	~0.26	~0
Fully-diluted ADS out.6 (mm)	~217.5	~217.5
EPADS, fully diluted (US$)	~0.10	~0

(1)  Cargo. loyalty. buy-on-board and other ancillary revenues; (2) Recurring operating results, does not include non-recurring maintenance costs related to fleet transformation; (3) Excluding currency gains and losses and Unrealized losses on Exchangeable Senior Notes; (4) Capex, net is calculated as Gross capex (fleet capitalized maintenance) subtracted by financed Capex (credit facilities to finance assets acquisition and capitalized maintenance costs) ; (5) Including 7x annual aircraft lease payments and excluding perpetual bonds; and (6) Includes stock option exercises that may be issued from the stock option program and related to Exchangeable Senior Notes.

Environmental, Social and Governance Information (“ESG”)

GOL is committed to become the world leader in transforming aviation to become more sustainable. The Company has launched a new Environmental, Social and Governance section on its investor relations website (www.voegol.com.br/ri), which includes detailed information on SASB and TCFD metrics, and a specific subsection for forecasts. The new website’s content helps advance GOL’s commitment to improve its business sustainability through industry-leading corporate governance to be the first for all Employees and Customers, promoting inclusion and accessibility and zeroing net carbon emissions in 2050.

12	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Since 2010, GOL has prepared annual sustainability reports based on the Global Reporting Initiative’s guidelines, an international reporting standard for environmental, social and economic performance. By adopting these parameters and disclosing related data, the Company heightens its responsibility to all stakeholders, with transparency and credibility. Among the initiatives, GOL voluntarily, since 2016, joined the Carbon Pricing Leadership Coalition, a global initiative to price emissions, and many campaigns and associations focused on promoting the best ESG practices in aviation and the economy in general. The Company also has social initiatives for its workforce, customer satisfaction and safety, and governance initiatives through leaderships, committees, policies and shareholders’ meetings.

GOL has significantly improved the Company's sustainability actions disclosed, with more ESG information to investors, hopefully motivating the entire air transportation industry to address environmental, social and governance issues, making the segment more sustainable and transparent.

The Company invites ESG-oriented investment fund managers to review GOL's sustainability actions and reporting philosophy on its investor relations website: www.voegol.com.br/ri.

ESG Comments

Environmental: Climate change can lead to more extreme conditions and natural disasters, affecting air operations, and lead to adverse social and political events from these risks. The Company seeks to be a global leader in advanced sustainable aviation, reducing greenhouse gas emissions through efficient fuel use and air network management, among other measures.

GOL is a pioneer in encouraging biofuel technology research and development, and was the first Brazilian airline to disclose its greenhouse gas inventory based on the Greenhouse Gas Protocol. GOL also has a Gold Standard since 2011. GOL is a member of national and international entities such as the Brazilian GHG Protocol Program, the Brazilian Union of Biofuels and Biokerosene (Ubrabio), the IATA Environmental Committee, the Sustainable Aviation Fuel Users Group (Safug), the Brazilian Platform of Renewable Fuel and Biokerosene (PBB), and the Biokerosene Platform of the State of Minas Gerais (PMB).

The Company also manages greenhouse gases emission (“GHGs”) from its flights through fuel efficiency and network management. In the last decade, the Company has reduced its CO2 emissions per passenger by 26%. In addition, the Company has been expanding its recycling program to reduce waste in landfills. Since 2016, GOL has been part of the ICO2 Index, voluntarily joining the Carbon Pricing Leadership Coalition (CPLC), a global initiative to price carbon to mitigate climate change and “decarbonize” the economy. In 2020, the Company was the only Brazilian company included in a select list of 13 global airlines that received the Stage 1 certification from IATA’s Environmental Assessment, IEnvA, which validates that GOL has developed a consistent environmental policy and is fulfilling its responsibilities. GOL was rated by MSCI in its ESG Rating Scorecard as one of the most sustainable and carbon efficient airlines in the world, reducing its emissions by up to 20% below its industry peers.

By mid-2021, GOL’s goal is to reach IEnvA’s Stage 2. The Company is also a member of Below50, bringing together entities committed to using renewable fuel to cut down GHG emissions by 50% or more, when compared to the equivalent fossil fuel.

To achieve these environmental goals, GOL actively adopts new aviation technologies that reduce fuel consumption and GHG emissions. As part of this strategy, the Company operates a standardized fleet and is advancing the migration to 737 MAX-8s aircraft, which consume 15% less fuel and produce 16% less carbon emissions compared to 737-800 NG aircraft.

GOL also has an action plan to comply with the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA). The measures planned by the Company are in line with the position of the Ministries of Infrastructure and Foreign Affairs, the Civil Aviation Office (SAC) and the National Civil Aviation Agency (ANAC), which proposed that Brazilian airlines join CORSIA by 2027, when this will become mandatory. For 2025, GOL intends to use 1% of SAF in its total consumption and, for 2050, the goal is to achieve zero net carbon emissions.

In 2019, GOL was ranked the airline with the lowest carbon emission rate per ASK among peers in the Americas, primarily as a result of the efficiency provided by the 737 MAX aircraft. In the quarter ended December 31, 2021, the ESG indicator for Gross Global Scope 1 Emissions (thousand t CO2) was around 626.5, up by 23.2% over 3Q21, due mainly to increased operations, while Total Fuel Consumed (in liters x 1,000/RPK) reached 28.12, down by 4% over 3Q21, and Greenhouse Gas Emissions/h flight (t CO2) reached around 7.5, up by 12% over 3Q21.

Social: Instituto GOL, a non-profit association focused on creating and training skilled labor for the aviation sector, celebrated its 16th anniversary in November 2020. Given the initiative’s success, in 2014, the Company institutionalized its social projects through Instituto GOL, becoming the protagonist of its social work. More than 57 organizations have already been supported, including AACD, Amigos do Bem, the Brazilian Paralympic Committee, Teto, Fundação GOL de Letra and Instituto Fernando Fernandes.

13	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Since the beginning of the pandemic, the Company has worked on new initiatives such as free flights for working health professionals and for the vaccines against Covid-19, reinforcing its pioneering spirit and care for the safety of all Brazilians.

Governance: GOL was one of the first Foreign Private Issuers (FPIs) in South America to meet the requirements of Section 404 of the Sarbanes-Oxley Act (SOX) and uses the criteria set by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) for internal controls. GOL has complied with Section 302 of this Act, providing that executive officers personally state that they are responsible for information disclosure controls and procedures. With these certifications, GOL has improved its internal procedures and reaffirmed its commitment to the best corporate governance practices.

The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance Index (“IGC”) and Special Tag Along Index (“ITAG”), created to distinguish companies committed to the best possible corporate governance practices.

Safety is the Company’s #1 value and guides its actions. GOL’s Information Technology team works in a timely manner on the Company’s servers, using the most advanced protection tools available, besides periodically spreading alerts and information to make Employees aware of the different cyber risks and scams online, as well as the best defensive actions to take. GOL has a Privacy Policy and Conditions for the Use of User Data and is adapting to the new General Data Protection Law (LGPD) to improve the Customer experience in all digital channels.

GOL is also streamlining its corporate governance by reorganizing its subsidiaries and reincorporating Smiles shares into GLA, concluded in 3Q21. The Company believes that the proposed transaction is a critical milestone to maximize future value for shareholders and increasing the Group's competitiveness in the market.

Environment	2021	2020	2019	2018
Fuel
Total Fuel Consumed (GJ X 1,000)	26.188	25.232	51.492	48.935
% Renewable Fuel	0	0	0	0
Total Fuel Consumed (Liters X 1,000 / ASK)	27,7	28,8	28,9	29,2
Scope 1 Gross Global Emissions
Greenhouse Gas (GHG) Emissions (tons CO2)	1.905.556	1.774.332	3.524.184	3.394.307
Greenhouse Gas (GHG) Emissions/Flight-Hour (tons CO2)	8,5	9,2	8,7	8,3
Greenhouse Gas (GHG) Emissions Eliminated (tons CO2)	34.856	45.373	92.221	70.606
Greenhouse Gas (GHG) Emissions Offset (tons CO2)	71	0	0	0
Fleet	10,7
Fleet - Average Age		11,0	9,9	9,5
Social	2021	2020	2019	2018
Labor Relationships
Gender Employees (% Male/Female)	56/44	56/44	55/45	55/45
Age: Under 30 years old (%)	24	26	26	29
Between 30 and 50 years (%)	65	63	62	60
Over 50 years (%)	11	11	12	11
Active Workforce Covered by Collective Bargaining Agreements (%)	100	100	100	100
Number and Length of Strikes and Blocks (# Days)	0	0	0	0
Customer’s and Company’s Behavior
On-Time Departures (%)	92,8	93,2	89,0	91,8
Flight Completion (%)	99,0	97,9	98,1	98,5
Lost Baggage (per 1,000 pax)	2,06	2,10	2,09	2,03
Security
# Casualties	0	0	0	0
# Government Actions for Security and Inspection	0	0	0	0
Governance	2021	2020	2019	2018
Management
Independent Board Members (%)	55	55	50	44
Women in Leadership Positions (%)	35	35	33	38
Committees and Policies
# Committees: All with Independent Members	5	5	5	5
Compliance Policy (Available on the Company's IR Website)	✓		✓	✓
Information Disclosure and Securities Trading Policy (Available on the	✓		✓	✓
Shareholders' Meetings
Voting Capital in Shareholders’ Meetings (%)	100	100	100

14	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Consolidated Income Statement

Income Statements (R$MM)	4Q21	4Q20	% Chg.	FY21	FY20	% Chg.
Net Operating Revenue	2,922.3	1,891.3	54.5%	7,433.4	6,371.8	16.7%
Passenger Transportation	2,808.9	1,719.7	63.3%	6,880.1	5,783.3	NM
Cargo and Others	113.5	171.7	-33.9%	553.2	588.5	NM
Operating Costs and Expenses	(4,671.7)	(2,210.1)	111.4%	(11,268.0)	(7,323.2)	53.9%
Personnel	(595.2)	(490.3)	21.4%	(2,033.7)	(1,604.3)	26.8%
Aviation Fuel	(1,017.1)	(572.5)	77.7%	(2,631.9)	(2,025.7)	29.9%
Landing Fees	(151.6)	(119.4)	27.0%	(456.0)	(411.1)	10.9%
Passenger Costs	(179.0)	(125.3)	42.8%	(549.5)	(390,0)	40.9%
Services	(340.4)	(206.9)	64.5%	(915.4)	(723.2)	26.6%
Sales and Marketing	(174.7)	(102.7)	70.1%	(406.6)	(324.2)	25.4%
Maintenance, Material and Repairs	(1,712.9)	(55.0)	NM	(2,200.7)	(335.9)	555.2%
Depreciation and amortization	(342.6)	(276.9)	23.7%	(1,096.4)	(1,105.1)	-0.8%
Others	(158.3)	(261.1)	-39.4%	(977.8)	(403.6)	142.3%
Idleness - Depreciation	(39.5)	(149.8)	-73.6%	(239.3)	(765.5)	-68.7%
Idleness - Personnel	-	(0.4)	NM	(0.4)	(161.2)	-99.8%
Other Revenues (Expenses)	(118.7)	(110.9)	7.0%	(738.2)	523.0	-241.1%
Equity Income	-	(0.4)	NM	-	(0.4)	NM
Operating Profit	(1,749.4)	(319.2)	NM	(3,834.6)	(951.8)	302.9%
Net Financial Result	(1,092.1)	401.7	NM	(3,541.6)	(4,865.5)	-27.2%
Income (Loss) Before Income Taxes	(2,841.5)	82.5	NM	(7,376.2)	(5,817.3)	26.8%
Current Income Tax/Social Contribution	0.1	(17.6)	NM	(48.9)	(95.5)	NM
Deferred Income Tax/Social Contribution	32.1	(5.5)	NM	241.3	17.6	NM
Net Profit (Loss) Before Minority	(2,809.3)	59.4	NM	(7,183.8)	(5,895.1)	21.9%
Net Income (Loss) for the Period After Minority	(2,809.3)	16.9	NM	(7,221.5)	(5,988.0)	20.6%
Earnings (Loss) Per Share After Minority Interest	(7.091)	0.047	NM	(18.228)	(16.828)	8.3%
Earnings (Loss) Per ADS in US$ After Minority Interest	(2.541)	0.018	NM	(6.533)	(6.476)	0.9%
Number of Shares at the End of the Period (in Millions)	396.2	355.8	11.4%	396.2	355.8	NM

15	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Consolidated Balance Sheets

Consolidated Balance Sheet (R$000)	4Q21	4Q20	% Chg.
ASSETS	14,402,343	12,814,136	12.4%
Current	2,688,041	3,245,351	-17.2%
Cash and Cash Equivalents	486,258	662,830	-26.6%
Investments	39,543	628,343	-93.7%
Restricted Cash	251,820	355,769	-29.2%
Trade Receivables	850,683	739,699	15.0%
Inventories	269,585	195,638	37.8%
Deposits	191,184	0	NM
Prepayment to Suppliers and Third-Parties	270,342	318,769	-15.2%
Taxes to Recover	176,391	186,955	-5.7%
Rights from Derivative Transactions	4,936	12,526	-60.6%
Other Credits	147,300	144,822	1.7%
Noncurrent	11,714,302	9,568,785	22.4%
Investments	162	992	-83.7%
Restricted Cash	82,164	188,838	-56.5%
Deposits	1,757,842	2,058,455	-14.6%
Prepayment to Suppliers and Third-Parties	76,138	89,701	-15.1%
Taxes to Recover	72,976	318,404	-77.1%
Deferred Taxes	75,799	53,563	41.5%
Other Credits	41,717	34,338	21.5%
Rights from Derivative Transactions	109,125	116,283	-6.2%
Investments	-	815	NM
Property, Plant & Equipment	7,675,170	4,960,288	54.7%
Intangible Assets	1,823,209	1,747,108	4.4%
LIABILITIES AND EQUITY	14,402,343	12,814,136	12.4%
Current	11,081,795	10,398,216	6.6%
Loans and Financing	634,614	2,353,279	-73.0%
Leases to Pay	2,057,687	1,317,008	56.2%
Suppliers	1,842,789	1,612,536	12.9%
Labor Liabilities	374,576	334,670	11.9%
Taxes to Collect	122,036	73,614	65.8%
Airport Fees	911,174	907,958	0.4%
Advance Ticket Sales	2,670,469	2,050,799	30.2%
Frequent-Flyer Program	1,298,782	1,258,502	3.2%
Advances from Ticket Sales	237,092	27,897	NM
Provisions	477,324	169,381	181.8%
Liabilities with Derivative Transactions	(0)	5,297	NM
Other Liabilities	455,251	287,275	58.5%
Noncurrent	24,374,226	16,182,979	50.6%
Loans and Financing	11,265,416	7,623,687	47.8%
Leases to Pay	8,705,297	6,267,184	38.9%
Suppliers	78,914	32,658	141.6%
Labor Liabilities	25,919	-	NM
Taxes and Contributions to Collect	24,414	32,362	-24.6%
Airport Fees	277,060	-	NM
Frequent-Flyer Program	318,349	322,460	-1.3%
lp Provisions	3,109,998	1,353,515	129.8%
Deferred Taxes	411	219,634	-99.8%
Other Liabilities	568,449	331,479	71.5%
Shareholders’ Equity	(21,053,678)	(13,767,059)	52.9%
Share Capital	4,039,112	3,009,436	34.2%
Shares to Issue	3	1,180	-99.7%
Treasury Shares	(41,514)	(62,215)	-33.3%
Capital Reserve	46,441	207,246	-77.6%
Equity Valuation Adjustments	(1,033,575)	(577,369)	79.0%
Share-Based Compensation	142,762	-	NM
Gains on Change in Investment	-	-	NM
Accumulated Losses	(24,206,908)	(16,985,370)	42.5%
Non-Controlling Shareholders	-	640,033	NM

16	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Consolidated Cash Flow

Consolidated Cash Flow (R$000)	4T21	4T20	% Var.	FY21	FY20	% Var.
Net Income (Loss) for the Period	(2,809,322)	59,364 NM		(7,183,804)	(5,895,251)	21.9%
Depreciation - Aircraft Right of Use	228,445	- NM		673,205	813,952	-17.3%
Depreciation and Amortization - Others	153,715	400,762 -61.6%		662,608	1,056,600	-37.3%
Provision for Doubtful Accounts	1,068	497 114.9%		1,233	1,095	12.6%
Provisions for Inventory Obsolescence	630	94 NM		687	702	-2.1%
Provision (Reversal) for Reduction of Deposits	(261,344)	69,546 NM		13,574	186,856	-92.7%
Provision for Loss on Prepayment from Suppliers	341	31,486 -98.9%		(4,364)	31,486	NM
Adjustment to Present Value of Assets and Liabilities	11,843	14,890 -20.5%		65,818	63,493	3.7%
Deferred Taxes	(32,061)	5,480 NM		(241,285)	(17,579)	NM
Equity Pickup	-	439 NM		-	439	NM
Write-off of Property, Plant & Equipment and Intangible Assets	1,386	4,977 -72.2%		3,881	96,594	-96.0%
Sale-Leaseback	(5,913)	(439,351) -98.7%		(5,913)	(551,942)	-98.9%
Amendment to Lease Agreements	(27,701)	(104,109) -73.4%		(27,701)	(104,109)	-73.4%
Constitution (Reversal) of Provision	1,559,265	46,733 NM		2,408,648	230,101	NM
Actuarial Losses from Post-Employment Benefits	(13,060)	2,653 NM		-	10,677	NM
Exchange Rate and Cash Changes, Net	421,709	(697,992) NM		1,462,918	3,114,032	-53.0%
Interest on Loans/Leases and Amort. of Costs, Premiums and Goodwill	414,073	470,209 -11.9%		1,776,717	1,545,847	14.9%
Income (Expenses) from Derivatives Recognized in Income (Expenses)	(3,959)	201,833 NM		(131,144)	357,404	NM
Provision for Labor Liabilities	(142,467)	96,216 NM		-	227,710	NM
Share-Based Compensation	6,453	6,446 0.1%		21,841	23,430	-6.8%
Other Provisions	55,453	(61,916) NM		(6,096)	(7,416)	-17.8%
Adjusted Net Income (Expenses)	(441,446)	108,257	NM	(509,177)	1,184,121	NM
Changes in Operating Assets and Liabilities:
Financial Investments	94,163	(237,543) NM		50,832	(6,320)	NM
Trade Receivables	(212,325)	47,564 NM		(111,571)	498,901	NM
Inventories	(31,214)	3,985 NM		(74,634)	2,873	NM
Deposits	245,431	12,608 NM		159,896	(52,016)	NM
Advance to Suppliers and Third Parties	15,227	(99,478) NM		66,354	(238,627)	NM
Taxes to Recover	(28,926)	(69,490) -58.4%		255,992	(21,543)	NM
Variable Leases	(5,232)	18,731 NM		16,652	18,731	-11.1%
Suppliers	84,915	55,915 51.9%		241,800	392,236	-38.4%
Suppliers – factoring	(896)	- NM		22,733	(143,010)	NM
Advance from ticket sales	373,438	244,869 52.5%		619,670	84,651	NM
M ileage program	41,957	20,350 106.2%		36,169	400,288	-91.0%
Advances from Customers	148,361	7,908 NM		209,195	11,473	NM
Salaries, Wages and Benefits	141,466	(100,535) NM		65,825	(289,050)	NM
Landing Fees	269,579	127,532 111.4%		280,276	179,619	56.0%
Taxes Payable	58,784	42,574 38.1%		83,430	82,716	0.9%
Liabilities with Derivative Transactions	(3,482)	(29,547) -88.2%		128,415	(779,462)	NM
Provisions	(82,786)	(102,383) -19.1%		(507,158)	(301,297)	68.3%
Other Credits (Liabilities)	(44,471)	319,744 NM		418,228	444,990	-6.0%
Interest Paid	(119,210)	(73,197) 62.9%		(704,409)	(619,557)	13.7%
Income Tax Paid	(174)	(44,721) -99.6%		(42,956)	(95,781)	-55.2%
Net Cash (Used in) from Operating Activities	503,159	253,143	98.8%	705,562	753,936	-6.4%
Loans Receivable from Related Parties	-	- NM		-	- NM
Financial Investments in Subsidiary	(54,596)	(217,393) -74.9%		594,300	171,634 246.3%
Prepayment for Future Capital Increase in a Subsidiary	-			-	-
Dividends and Interest on Shareholders’ Equity Received via Subsidiary	-	NM		-	- NM
Advances for Property, Plant & Equipment Acquisition, Net	(87,580)	(5,098) NM		(319,927)	(96,537) 231.4%
Acquisition of Property, Plant & Equipment	(120,664)	5,679 NM		(315,995)	(501,416) -37.0%
Return of Advance for Acquisition of Property, Plant & Equipment	(11,590)	(63,362) -81.7%		-	73,600 NM
Sale-Leaseback Transactions Received	14,584	448,482 -96.7%		14,584	448,482 -96.7%
Acquisition of Intangible Assets	(30,122)	(16,083) 87.3%		(152,584)	(63,993) 138.4%
Net Cash Flows (Used in) from Investment Activities	(289,968)	152,225	NM	(179,622)	31,770	NM
Fundraising in Loans and Financing	620,445	1,087,416 -42.9%		2,893,170	2,933,529 -1.4%
Loan Payments	(860,947)	(1,008,845) -14.7%		(1,533,575)	(3,748,239) -59.1%
Lease Payments - Aircraft	(519,402)	(274,259) 89.4%		(1,431,689)	(1,017,599) 40.7%
Lease Payments - Others	(5,994)	- NM		(17,596)	(41,093) -57.2%
Sale of Treasury Shares	-	NM		588	- NM
Dividends/Interest on Shareholders’ Equity Paid to Non-Control. Interests	-	(49,138) NM		(260,131)	(63,949) 306.8%
Acquisition of Non-Controlling Shareholders	-	NM		(744,450)	- NM
Capital Increase	(2,327)	1,180 NM		420,734	1,180 NM
Shares to Issue	6	- NM		926	674 37.4%
Net Cash (Used in) from Financing Activities	(768,219)	(243,646) 215.3%		(672,023)	(1,935,497) -65.3%
Foreign Exchange Variation on Cash Held in Foreign Currencies	(2,072)	2,354 NM		(30,489)	167,196 NM
(Decrease) net cash and cash Equivalents	(557,100)	164,076 NM		(176,572)	(982,595) -82.0%
Cash and Cash Equivalents at the Beginning of the Fiscal Year	1,043,358	498,754 109.2%		662,830	1,645,425 -59.7%
Cash and Cash Equivalents at the End of the Fiscal Year	486,258	662,830 -26.6%		486,258	662,830 -26.6%

17	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Glossary of Industry Terms

•       AIRCRAFT LEASING: An agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.

•       BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas, a region that refers to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.

•       BRENT: Refers to oil produced in the North Sea, traded on the London Stock Exchange, serving as a reference for the derivatives markets in Europe and Asia.

•	TOTAL CASH: Total cash, financial investments and restricted cash in the short- and long-term.

•       OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): Operating expenses divided by the total number of available seat kilometers.

•       OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): Operating cost divided by total available seat kilometers excluding fuel expenses.

•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight, plus taxi time.
•	LESSOR: The party renting a property or other asset to another party, the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case, flights of more than four hours).
•	REVENUE PASSENGERS: Total number of passengers on board who have paid more than 25% of the full flight fare.

•       REVENUE PASSENGER KILOMETERS PAID (RPK): Sum of the products of the number of paying passengers on a given flight and the length of the flight.

•	PDP: Credit for financing prepayments for the acquisition of aircraft.
•	LOAD FACTOR: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: LOAD FACTOR REQUIRED FOR OPERATING REVENUES TO correspond to operating expenses.
•	AIRCRAFT UTILIZATION RATE: Average number of hours per day that the aircraft was in operation.
•	PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): Total passenger revenue divided by the total available seat kilometers.
•	OPERATING REVENUE PER AVAILABLE SEAT KILOMETERS (RASK): The operating revenue is divided by the total available seat kilometers.

•       SALE-LEASEBACK: A financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	SUB-LEASE: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	FREIGHT LOAD FACTOR (FLF): Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.

•       FREIGHT TONNE KILOMETERS (FTK): The demand for cargo transportation is calculated as the cargo's weight in tons multiplied by the total distance traveled.

•	AVAILABLE FREIGHT TONNE KILOMETER (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	YIELD PER PASSENGER KILOMETER: The average value paid by a passenger to fly one kilometer.

18	GOL Linhas Aéreas Inteligentes S.A.

Earnings Release Fourth Quarter 2021

Contact

Email: ri@voegol.com.br

Phone: +55 (11) 2128-4700

Website: www.voegol.com.br/ri

About GOL Linhas Aéreas Inteligentes S.A.

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM, and several codeshare and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 15,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 135 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial income (expenses), and those related to growth prospects of GOL, which are, by nature, subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, and which may lead the results, performances or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL’s current and future business strategies and GOL’s future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those effectively achieved by GOL. Although GOL believes that the estimates here are reasonable, they may prove to be incorrect and the final results may be different. These are merely estimates and projections and, as such, are based exclusively on management's expectations for GOL. Such forward-looking statements depend, substantially, on external factors and risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were issued and are, therefore, subject to change without prior notice.

Non-Accounting Measures

To be consistent with industry practice, GOL discloses so-called non-GAAP financial measures, which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “total liquidity” and "EBITDA". GOL’s Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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19	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer